January 25, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Insured California Tax-Free Advantage Municipal Fund
(the “Registrant” or “Acquiring Fund”);
File No. 333-178601

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission (the “Staff”) on January 20, 2012 with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) filed on December 19, 2011 relating to the issuance of common shares in connection with the proposed reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”) of Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Insured California Premium Income Municipal Fund 2, Inc. and Nuveen Insured California Dividend Advantage Municipal Fund (each, an “Acquired Fund” and collectively, the “Acquired Funds”) into the Acquiring Fund. The Acquiring Fund and Acquired Funds are referred to herein each as a “Fund” and collectively as the “Funds.”

Set forth below are the Staff’s comments and the Registrant’s responses. Any terms not defined herein have the meanings assigned to them in the Pre-effective Amendment No. 1 to the Registration Statement filed concurrently herewith.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

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January 25, 2012

(2)	Comment: In the Q/A section in which the potential benefits of improved secondary market trading for common shares are highlighted, please further clarify the policy differences between the Acquiring Fund and the Acquired Funds with respect to investments in AMT-free municipal securities.

Response: Additional disclosure has been added in response to the Staff’s comment.

(3)	Comment: In the Q/A section, please include examples of existing investment restrictions applicable to Premium Income and Premium Income 2 that are not applicable to the Acquiring Fund.

Response: Registrant notes that the referenced restrictions are not principal investment strategies and are technical in nature. Accordingly, Registrant believes that additional disclosure in the Q/A is not warranted.

(4)	Comment: On page iv, please note that the preferred shareholders of each Fund also are being solicited separately to elect two members to the board of directors.

Response: The requested additional disclosure has been added in response to the Staff’s comment.

(5)	Comment: Please clarify that the lower operating expenses of the combined fund referred to on page 26 exclude the costs of leverage.

Response: The requested change has been made in response to the Staff’s comment, consistent with similar disclosure contained in the Registration Statement.

(6)	Comment: On page 27, please clarify that potential portfolio sales in connection with the Reorganizations will occur prior to the closings of the Reorganizations.

Response: The requested clarification has been made in response to the Staff’s comment.

(7)	Comment: Please add disclosure on page 28 that notes the lower overall credit quality on a combined fund pro forma basis as compared to the current overall credit quality of two of the Acquired Funds.

Securities and Exchange Commission

January 25, 2012

Response: The requested additional disclosure has been added in response to the Staff’s comment.

(8)	Comment: Please update the table of comparative performance information to a more recent date.

Response: The table has been updated to reflect performance as of August 31, 2011.

(9)	Comment: Under “Reasons for the Reorganizations” section, please expand the disclosure under the captions “Anticipated Tax-Free Reorganizations” and “Expected Costs of the Reorganizations.”

Response: In response to the Staff’s comment, we note that this section overviews the Boards’ considerations in approving the Reorganizations. Accordingly, it necessarily is restricted by the actual account and deliberations of the Board. The disclosure sought by the Staff is contained elsewhere in the Registration Statement under “Information About the Reorganizations—Material Federal Income Tax Consequences of the Reorganizations” and “—Expenses Associated with the Reorganizations.”

(10)	Comment: Please explain why the Board considered potential benefits to Nuveen Fund Advisors and its affiliates as part of the Board’s deliberations.

Response: For the information of the Staff, the Adviser presented this information to the Board so that the Board could consider whether the Reorganizations presented any conflicts of interest. This would include an assessment of whether the Adviser may benefit from the proposal. In addition, if there were any benefits, the Board would also have the opportunity to consider whether any adjustment to the Adviser’s fees would be appropriate in light of such benefits.

(11)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Response: For the information of the Staff, the discussion of the considerations of the Board included in the Registration Statement is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganizations were presented to the Board to address an overlap in

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January 25, 2012

closed-end fund product offerings by the fund complex. Accordingly, the Adviser recommended the consolidation of the Funds to simplify its product offerings and to provide potential benefits to shareholders as a result of efficiencies arising from the larger size of the combined fund.

(12)	Comment: Please disclose any additional risks to shareholders as a result of the New Fundamental 80% Policy.

Response: Additional disclosure concerning principal risks of the New Fundamental 80% Policy has been added in response to the Staff’s comment.

(13)	Comment: Please disclose any additional risks to shareholders as a result of the New Fundamental Loan Policy.

Response: Additional disclosure concerning principal risks of the New Fundamental Loan Policy has been added in response to the Staff’s comment.

(14)	Comment: Please disclose the amount of aggregate net capital gain expected to be realized and the anticipated per share impact as a result of anticipated sales of portfolio securities in connection with the Reorganizations.

Response: Disclosure responsive to the Staff’s comment has been added. Estimated capital gains are not expected to exceed capital loss carry forwards for Premium Income 2 but are expected to exceed for Dividend Advantage. The third Acquired Fund, Premium Income, does not have any capital loss carry forwards.

(15)	Comment: In the “Comparison of the Acquiring Fund and Each Acquired Fund” section, please confirm the asset coverage ratio for 2011 for each Fund.

Response: The Registrant has revised the disclosure in response to the Staff’s comment.

(16)	Comment: Under “Audit and Related Fees,” please revise footnote 2 to the audit fee table to provide additional detail concerning the services comprising “audit related fees.”

Response: Footnote 2 has been revised in response to the Staff’s comment.

(17)	Comment: Please revise the “Pro Forma Financial Information” section in the manner requested by the Staff in its email sent on January 4, 2012 with respect to its comments on the N-14s of certain affiliated Nuveen closed-end funds.

Securities and Exchange Commission

January 25, 2012

Response: Revisions have been made in response to the Staff’s comments.

(18)	Comment: Please enhance the disclosure concerning who will bear the costs of the Reorganizations.

Response: Revisions have been made in response to the Staff’s comments to clarify that the Funds will pay the costs of the Reorganizations whether or not the Reorganizations are consummated.

We believe the foregoing provides a complete response to the Staff’s comments. As we discussed, the Registrant seeks to have its Form N-14 declared effective as quickly as possible. Accordingly, we greatly appreciate your prompt review of and assistance with this response. Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7557, to Debby Eades at (312) 609-7661 or to Joe Mannon (312) 609-7883.

Very truly yours,

/s/Christopher G. Barrett

CGB/pb

Appendix A

NUVEEN INSURED CALIFORNIA TAX-FREE ADVANTAGE

MUNICIPAL FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”) and Nuveen Insured California Premium Income Municipal Fund, Inc. (“Premium Income”), Nuveen Insured California Premium Income Fund 2, Inc. (“Premium Income 2”) and Nuveen Insured California Dividend Advantage Municipal Fund (“Dividend Advantage”) (each an “Acquired Fund,” and collectively, the “Acquired Funds”) and Nuveen Insured California Tax-Free Advantage Municipal Fund (“Acquiring Fund,” and collectively with the Acquired Funds, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management

Nuveen Fund Advisors is the investment adviser to each Fund, and Nuveen Asset Management, LLC is the sub-adviser to each of the Funds. The Funds have the same portfolio manager. Scott R. Romans has been the portfolio manager of the Acquiring Fund and Dividend Advantage since 2003 and Premium Income and Premium Income 2 since 2005.

Expense Structures and Expense Ratios

The expense structures of the Funds are substantially the same. To the extent that there are any differences, the combined fund’s expense structure will be that of the Acquiring Fund. Without limitation, the advisory fee schedule of the Acquiring Fund will remain in place following the Reorganization. It is intended that the reorganizations would result in lower operating expenses per common share (excluding costs of leverage) from greater economies of scale as the combined fund’s size will result in a lower effective management fee rate and allow fixed operating expenses to be spread over a larger asset base.

Investment Objective, Policies and Restrictions

The Funds have similar (but not identical) investment objectives, policies and restrictions. To the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund. In particular, the combined fund will be a non-diversified fund and will maintain its current policy of investing at least 80% of its assets in securities that are not subject to the federal alternative minimum tax for individuals (“AMT”). Certain of the Acquired Funds are diversified and may invest in securities subject to AMT.

Portfolio Composition

Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Asset Size

As of August 31, 2011, the Acquiring Fund had approximately $82.1 million in net assets applicable to common shares, Premium Income had approximately $96.4 million in net assets applicable to common shares, Premium Income 2 had approximately $180.6 million in net assets applicable to common shares and Dividend Advantage had approximately $225.3 million in net assets applicable to common shares.

In terms of the structure of the transaction, each Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. Each Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its respective shareholders. An analysis of the NAST Factors is consistent with this structure and result. The majority of the NAST Factors, particularly those relating to continuity of expense structure, investment policies and portfolio composition, indicate that the surviving fund will more closely resemble the Acquiring Fund. Additionally, there are differences in domicile and corporate structure of the Funds. The corporate structure of the Acquiring Fund will remain in place following the Reorganization. In light of the structure of the reorganization and the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

January 25, 2012

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Insured California Tax-Free Advantage Municipal Fund
(the “Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
(File Number: 333-178601)

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided on January 20, 2012 with respect to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on December 19, 2011.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Insured California Tax-Free Advantage Municipal Fund

By:   /s/Kevin J. McCarthy

Name: Kevin J. McCarthy

Title: Vice President and Secretary